UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
N.Z.$425,000,000
3.00 per cent. Notes due 17 January 2023
(to be consolidated, form a single series and be fungible with the N.Z.$500,000,000 3.00 per
cent. Notes due 17 January 2023 issued on 17 January 2018)

Series No. NZD-008-01-1, Tranche No. 2

(under the N.Z.$5,000,000,000 Domestic Medium Term Note Programme)

Filed pursuant to Rule 3 of Regulation AD
Dated: 23 August 2019

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of N.Z.$425,000,000 principal amount of 3.00 per cent. Notes due 17 January 2023 (Series No. NZD-008-01-1, Tranche No. 2) (the "Notes") (to be consolidated, form a single series and be fungible with the N.Z.$500,000,000 3.00 per cent. Notes due 17 January 2023 issued on 17 January 2018) of the Asian Development Bank (the "ADB") under its N.Z.$5,000,000,000 Domestic Medium-Term Note Programme (the "Programme"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum for the Programme dated 27 January 2010 (the "Information Memorandum"), previously filed under a report of the ADB dated 27 January 2010, and in the Pricing Supplement relating to the Notes dated 23 August 2019 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 17 April 2019, was filed under a report of the ADB dated 17 April 2019.

The registrar and paying agent of the ADB with respect to the Notes is Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Auckland 0622, New Zealand.

Item 2.   Distribution of Obligations

See the Information Memorandum, pages ii to iii and 47 to 50, and the Pricing Supplement.

2

As of 23 August 2019, the ADB entered into a Subscription Agreement, filed herewith, with ANZ Bank New Zealand Limited (the "Dealer"), pursuant to which ADB has agreed to issue, and the Dealer has agreed to purchase, a principal amount of the Notes aggregating N.Z.$425,000,000 for an issue price of 106.157763 per cent., plus N.Z.$1,420,516.30 on account of accrued interest for 41 days from and including 17 July 2019 to but excluding 27 August 2019 (the "Issue Date"), less an underwriting fee of N.Z.$437,537.50. For the avoidance of doubt, the aggregate purchase price after the above adjustment shall be N.Z.$452,153,471.55. The Notes will be offered for sale subject to issuance and acceptance by the Dealer and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 27 August 2019. The Dealer proposes to offer all the Notes to the public at the public offering price of 106.157763 per cent. plus N.Z.$1,420,516.30 on account of accrued interest for 41 days from and including 17 July 2019 to but excluding the Issue Date.

Item 3.   Distribution Spread

See the Pricing Supplement, page 2, and the Subscription Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	106.157763%	0.10295%	106.054813%
Total in N.Z.$	N.Z.$451,170,492.75	N.Z.$437,537.50	N.Z.$450,732,955.25

*Plus N.Z.$1,420,516.30 on account of accrued interest for 41 days from and including 17 July 2019 to but excluding the Issue Date.

Item 4.   Discounts and Commissions to Sub-Underwriters and the Dealer
See Item 3.

Item 5. **Other Expenses of Distribution**

Item	Amount
Legal Fees...	U.S.$15,000*

* Asterisk indicates that the expense itemized above is an estimate.

Item 6. **Application of Proceeds**

See the Information Memorandum, page 1.

Item 7. **Exhibits**

(a) (i) Information Memorandum in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(ii) Pricing Supplement dated 23 August 2019.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated as of 27 January 2010, previously filed under a report of the ADB dated 27 January 2010, as amended by an amendment agreement dated 5 March 2018.

(ii) Note Deed Poll relating to the issuance of Notes by the ADB under the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(iii) Subscription Agreement dated 23 August 2019.

(iv)   Registrar and Paying Agency Agreement in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(d)   (i)   Information Statement dated 17 April 2019, previously filed under a report of the ADB dated 17 April 2019.

    (ii)   Information Memorandum and Pricing Supplement (see (a) above).

Pricing Supplement

Series No.:   NZD-008-01-1

Tranche No.:   2



ASIAN DEVELOPMENT BANK

N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

Issue of

N.Z.$425,000,000 3.00 per cent. Notes due 17 January 2023

(to be consolidated, form a single series and be fungible with the N.Z.$500,000,000 3.00 per cent. Notes due 17 January 2023 issued on 17 January 2018)

This Pricing Supplement (as referred to in the Information Memorandum dated 27 January 2010 and Deed Poll dated 27 January 2010 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

This Pricing Supplement should be read in conjunction with the Conditions of the Notes as set out in the Information Memorandum.

1	Description of Notes:	Fixed Rate Notes
2	Issuer:	Asian Development Bank
3	Lead Manager and Dealer:	ANZ Bank New Zealand Limited
4	Registrar and Paying Agent:	Computershare Investor Services Limited
5	Type of Issue:	Underwritten sale

6	Currency:	
	(a) of Denomination	New Zealand dollars (N.Z.$)
	(b) of payment	N.Z.$
7	Aggregate principal amount of Tranche:	N.Z.$425,000,000
8	If interchangeable with existing Series	The Notes are to be consolidated, form a single series and be fungible with the N.Z.$500,000,000 3.00 per cent. Notes due 17 January 2023 issued on 17 January 2018
9	Issue Date:	27 August 2019
10	Issue Price:	106.157763 per cent. of the aggregate principal amount of the Tranche plus N.Z.$1,420,516.30 accrued interest from and including 17 July 2019 to but excluding the Issue Date
11	Denomination(s):	(a) Outside New Zealand, N.Z.$1,000 and integral multiples thereof, and (b) within New Zealand, N.Z.$100,000 and multiples of N.Z.$1,000 thereafter, subject to the requirement that the amount payable by each person who subscribes for the Notes must be at least N.Z.$750,000
12	Rating:	
	Programme Rating:	As at the date of this Pricing Supplement, the Programme has been rated AAA by S&P Global Ratings, a division of S&P Global Inc. (formerly Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc.), AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
	Notes Rating:	As at the date of this Pricing Supplement, the Notes have been rated AAA by S&P Global Ratings, a division of S&P Global Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
13	Business Day:	Wellington and Auckland
14	If the Notes are Fixed Rate Notes:	Condition 6 shall apply
	Fixed coupon amount:	The amount of interest payable to each Noteholder will be calculated by applying the Interest Rate to the outstanding nominal amount held by that Noteholder, multiplying such sum by the Day Count Fraction, and rounding the resultant figure to the nearest sub-unit being rounded upwards or otherwise in accordance with the applicable market convention. The Interest Rate is fixed and will remain the same from the Issue Date until the Maturity Date.
	Interest Rate:	3.00 per cent. per annum payable semi-annually in arrear

	Interest Payment Dates:	17 January and 17 July in each year, beginning 17 January 2020, up to and including the Maturity Date
	Interest Period End Dates:	17 January and 17 July in each year, beginning 17 January 2020, up to and including the Maturity Date, with no adjustment
	Business Day Convention:	
	(a) for Interest Payment Dates:	Following
	(b) for Maturity Date:	Following
	(c) for Interest Period End Dates:	No adjustment
	(d) for any other dates:	Following
	Day Count Fraction:	NZ Govt Bond Basis
15	Redemption Amount:	Redemption at par
16	Early Redemption Amount:	Not applicable
17	Early Redemption Date (Call):	Not applicable
18	Early Redemption Date (Put):	Not applicable
19	Maturity Date:	17 January 2023
20	Record Date:	10 calendar days before the relevant Interest Payment Date or, if not a Business Day, the immediately preceding Business Day
21	Listing:	Not applicable
22	Any Clearing System other than the NZClear System:	Euroclear and Clearstream
23	ISIN:	NZADBDT008C2
24	Common Code:	175170642
25	Modification to selling restrictions:	The selling restrictions for New Zealand and Singapore set out in clause 2 and clause 8, respectively, of Schedule 5 of the Programme Agreement are changed for the purpose of clause 7.4 of the Programme Agreement as set out in the Schedule to this Pricing Supplement.

For the purposes of paragraph (a) of the section of the Information Memorandum entitled "Documents Incorporated by Reference", the statements in the sections of the Information Memorandum entitled "Selling Restrictions – New Zealand" and "Selling Restrictions – Singapore" are amended and supplemented as set out in the Schedule to this Pricing Supplement. |

26 Recent Developments:

On 22 April 2019, Ahmed M. Saeed succeeded Stephen P. Groff as Vice-President for Operations 2.

On 4 May 2019, ADB's Board of Governors approved the following with respect to its 2018 reported net income of U.S.$726.1 million, after appropriation of guarantee fees to the special reserve:

a. U.S.$139.0 million, representing adjustments for the net unrealized loss for the year ended 31 December 2018, be added from the cumulative revaluation adjustments account;

b. U.S.$23.7 million, representing the adjustment to the loan loss reserve as of 31 December 2018, be added to the loan loss reserve;

c. U.S.$499.0 million be allocated to the ordinary reserve;

d. U.S.$259.4 million be allocated to the Asian Development Fund;

e. U.S.$80.0 million be allocated to the Technical Assistance Special Fund; and

f. U.S.$3.0 million be allocated to the Financial Sector Development Partnership Special Fund.

CONFIRMED

ASIAN DEVELOPMENT BANK

By: ....



Name: Michael T. Jordan
Title: Assistant Treasurer
Date: 23 August 2019

Schedule – New Zealand selling restriction

The Notes must not be offered for sale or subscription in New Zealand in breach of the Financial Markets Conduct Act 2013 (the **FMC Act (N.Z.)**). Notes may not be offered or sold except in compliance with all applicable laws and regulations in any jurisdiction in which they are offered, sold or delivered. No offering document in respect of any Notes may be published, delivered, or distributed in or from any country or jurisdiction except under the circumstances that will result in compliance with all applicable laws and regulations. The Issuer does not intend that the Notes be offered for sale or subscription in New Zealand as a "regulated offer" within the meaning of the FMC Act (N.Z.). Accordingly, no product disclosure statement has been prepared or will be lodged in terms of the FMC Act (N.Z.), and no person may, directly or indirectly, subscribe for, offer, sell, transfer, deliver or distribute any Information Memorandum, information, advertisement or other offering material relating to the Notes, in breach of the FMC Act (N.Z.).

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(A)   it has not offered, sold or transferred, and will not offer, sell or transfer, directly or indirectly, any Notes; and

(B)   it has not distributed, and will not distribute, directly or indirectly, the Information Memorandum, the relevant Pricing Supplement, any other offering memorandum or document or any advertisement in relation to any offer of the Notes,

in each case in New Zealand, other than:

(a)   to persons who are "wholesale investors" within the meaning of clause 3(2)(a), (c) or (d) or 3(3)(b) of Schedule 1 to the FMC Act (N.Z.), being persons who fall within one or more of the following categories of "wholesale investor":

(i)   a person who is required to pay a minimum subscription price of at least N.Z.$750,000 for the Notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the issue, sale or transfer of those Notes; or

(ii)   a person who is:

(A)   an "investment business";

(B)   "large"; or

(C)   a "government agency",

in each case, as defined in Schedule 1 to the FMC Act (N.Z.); or

(b)   in other circumstances where there is no contravention of the FMC Act (N.Z.) (provided that Notes may not be offered, sold or transferred to any person that is a "wholesale investor" under the FMC Act (N.Z.) solely because that person is an "eligible investor" (as defined in clause 41 of Schedule 1 of the FMC Act (N.Z.)) or that person meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act (N.Z.)).

In addition, each Dealer will be required to represent and agree that Notes may only be transferred to persons who hold a certificate of exemption from resident withholding tax in New Zealand, a copy of which has been submitted to the Registrar.

Schedule – Singapore selling restriction

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Each Dealer has represented and agreed that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than:

(a) to an accredited investor;

(b) to an expert investor;

(c) to an institutional investor; or

(d) to any other person that is not an individual,

as such terms are defined in the Securities and Futures Act (Cap. 289) (as amended) of Singapore.

Subscription Agreement

in relation to the

N.Z.$425,000,000 3.00 per cent. Notes due 17 January 2023

(to be consolidated, form a single series and be fungible with the N.Z.$500,000,000 3.00 per cent. Notes due 17 January 2023 issued on 17 January 2018)

Series No. NZD-008-01-1, Tranche No. 2

Issued under the N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

Asian Development Bank

Issuer

and

ANZ Bank New Zealand Limited

Dealer and Lead Manager

Date 23 August 2019

This **Agreement** is made on 23 August 2019

between   (1)   Asian Development Bank (the **Issuer**)

and   (2)   ANZ Bank New Zealand Limited (**Dealer** and **Lead Manager**).

1.   Interpretation

1.1   Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this Agreement as if it were fully set out in this Agreement. However, the following terms have the following meanings, unless the context otherwise requires:

Agency Agreement means the Registrar and Payment Agency Agreement between the Issuer and the Registrar dated 27 January 2010.

Issue Date has the meaning given in clause 4.1.

Issue Notice means the document so entitled between the Registrar and the Issuer dated on or about the date of this Agreement.

Notes means the notes to be subscribed under this Agreement.

NZClear System means the system operated by the Reserve Bank of New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of the system (formerly known, and referred to in the Programme Agreement, as the Austraclear New Zealand System).

Pricing Supplement has the meaning given in clause 4.2.

Programme Agreement means the programme agreement dated 27 January 2010 (as amended by an amendment agreement dated 5 March 2018) in relation to the N.Z.$5,000,000,000 New Zealand Domestic Medium-Term Note Programme of the Issuer.

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1.

1.2   Inconsistency with Programme Agreement

This Agreement prevails to the extent it is inconsistent with the Programme Agreement.

2.   Appointment of Dealer

(a)   **Appointment by Issuer**

In accordance with clause 14 of the Programme Agreement, the Issuer appoints the Dealer to act as a Dealer in respect of the Notes on the terms set out in the Programme Agreement.

(b) **Acceptance of appointment**

The Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Dealer under the Programme Agreement in respect of the Notes.

(c) **Acknowledgement of termination of appointment**

The Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the Dealer that have arisen prior to such termination.

3. Acknowledgments by Dealer

The Dealer acknowledges that it has received:

(a) **Copy of Programme Agreement**

a copy of the Programme Agreement; and

(b) **Copy of Information Memorandum**

a copy of the Information Memorandum for the Notes.

4. Subscription

4.1 Subscription

On 27 August 2019, or any other date as is agreed between the Issuer and the Dealer (the **Issue Date**):

(a) **Agreement to issue**

the Issuer agrees to issue and sell the Notes specified below in accordance with this Agreement and the Programme Agreement; and

(b) **Agreement to subscribe**

the Dealer agrees to subscribe the Notes specified below by paying the Purchase Price for those Notes in immediately available funds in accordance with clause 4.5 of this Agreement.

Principal Amount of Notes to be Subscribed	Purchase Price
N.Z.$425,000,000.00	N.Z.$452,153,471.55

4.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement (the **Pricing Supplement**) dated 23 August 2019 in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises the Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a) **Information Memorandum**

the Information Memorandum for the Notes, provided that the Dealer takes reasonable steps to draw to the attention of each recipient of the Information Memorandum that, for the purposes of paragraph (a) of the section of the Information Memorandum entitled "Documents Incorporated by Reference", the statements in the sections of the Information Memorandum entitled "Selling Restrictions – New Zealand" and "Selling Restrictions – Singapore" are amended and supplemented by condition 25 of the Pricing Supplement;

(b) **Pricing Supplement**

the Pricing Supplement; and

(c) **Other documents**

any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this Agreement, the obligations of the Issuer and the Dealer under this Agreement are individual and independent and:

(a) **Obligation to comply remains**

the failure of either of them to comply with its obligations under this Agreement does not relieve the other of its obligations;

(b) **No responsibility for failure of others**

neither of them is responsible for the failure of the other to comply with its obligations under this Agreement; and

(c) **Separate right to enforce**

each of them may separately enforce its rights against the other under this Agreement.

4.5 Payment

(a) **Agreement on how Purchase Price is payable to Issuer**

The Dealer agrees that settlement shall take place on the following basis:

(i) the Dealer will pay the aggregate Purchase Price (being N.Z.$452,153,471.55) for the Notes to the Registrar through the NZClear System (via a delivery versus payment trade); and

       (ii)   pursuant to the Agency Agreement and the Issue Notice, the Issuer will procure that the Registrar delivers the aggregate principal amount of Notes being subscribed for pursuant to clause 4.1(b) (being N.Z.$425,000,000 of Notes) to the Dealer.

(b) **Obligation of Issuer to issue**

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or the Dealer from its obligations to purchase the Notes in accordance with the other provisions of this Agreement.

5. Programme Agreement

For the purposes of the Programme Agreement:

(a) **Notes are defined**

the Notes are Notes as defined in the Programme Agreement;

(b) **Subscription Agreement under Programme Agreement**

this Agreement is a Subscription Agreement;

(c) **Dealer under Programme Agreement**

the Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) **Acceptance of appointment under Programme Agreement**

the Lead Manager accepts its appointment as Lead Manager on the terms set out in the Programme Agreement.

6. Procedures

Notwithstanding clause 4.1(a) of the Programme Agreement, and without prejudice to clause 2, the Dealer acknowledges that the issue of Notes under this Agreement is an underwritten sale of Notes.

7. Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that the Dealer's obligation to subscribe and pay for the Notes on the Issue Date is subject to the satisfaction of the conditions precedent set out in clause 3.2 of the Programme Agreement.

7.2 Termination

If any of the conditions in clause 3.2 of the Programme Agreement is not satisfied or waived by the Issue Date, the Dealer may terminate this Agreement and the Dealer is released from its obligations under it.

8. Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to the issue of Notes under this Agreement will be dealt with in a separate side letter to be dated the date of this Agreement.

9. Selling restrictions

The Issuer and the Dealer agrees that the selling restrictions for New Zealand and Singapore set out in clause 2 and clause 8, respectively, of Schedule 5 of the Programme Agreement are changed for the purpose of clause 7.4 of the Programme Agreement, as follows:

"New Zealand

The Notes must not be offered for sale or subscription in New Zealand in breach of the Financial Markets Conduct Act 2013 (the **FMC Act (N.Z.)**). Notes may not be offered or sold except in compliance with all applicable laws and regulations in any jurisdiction in which they are offered, sold or delivered. No offering document in respect of any Notes may be published, delivered, or distributed in or from any country or jurisdiction except under the circumstances that will result in compliance with all applicable laws and regulations. The Issuer does not intend that the Notes be offered for sale or subscription in New Zealand as a "regulated offer" within the meaning of the FMC Act (N.Z.). Accordingly, no product disclosure statement has been prepared or will be lodged in terms of the FMC Act (N.Z.), and no person may, directly or indirectly, subscribe for, offer, sell, transfer, deliver or distribute any Information Memorandum, information, advertisement or other offering material relating to the Notes, in breach of the FMC Act (N.Z.).

Each Dealer represents and agrees, that:

(A)   it has not offered, sold or transferred, and will not offer, sell or transfer, directly or indirectly, any Notes; and

(B)   it has not distributed, and will not distribute, directly or indirectly, the Information Memorandum, the relevant Pricing Supplement, any other offering memorandum or document or any advertisement in relation to any offer of the Notes,

in each case in New Zealand, other than:

    (a)   to persons who are "wholesale investors" within the meaning of clause 3(2)(a), (c) or (d) or 3(3)(b) of Schedule 1 to the FMC Act (N.Z.), being persons who fall within one or more of the following categories of "wholesale investor":

        (i)   a person who is required to pay a minimum subscription price of at least N.Z.$750,000 for the Notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the issue, sale or transfer of those Notes; or

        (ii)   a person who is:

            (A)   an "investment business";

            (B)   "large"; or

(C) a "government agency",

in each case, as defined in Schedule 1 to the FMC Act (N.Z.); or

(b) in other circumstances where there is no contravention of the FMC Act (N.Z.) (provided that Notes may not be offered, sold or transferred to any person that is a "wholesale investor" under the FMC Act (N.Z.) solely because that person is an "eligible investor" (as defined in clause 41 of Schedule 1 of the FMC Act (N.Z.)) or that person meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act (N.Z.)).

In addition, each Dealer represents and agrees that Notes may only be transferred to persons who hold a certificate of exemption from resident withholding tax in New Zealand, a copy of which has been submitted to the Registrar."

"Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Each Dealer represents and agrees that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than:

(a) to an accredited investor;

(b) to an expert investor;

(c) to an institutional investor; or

(d) to any other person that is not an individual,

as such terms are defined in the Securities and Futures Act (Cap. 289) (as amended) of Singapore."

10. Notices

Clause 18 of the Programme Agreement applies to this Agreement.

11. Counterparts

(a) **Counterparts permitted**

This Agreement may consist of a number of copies, each signed by one or more of the parties to the Agreement.

(b) **One document**

If so, the signed copies are treated as making up the one document.

12. Governing law

Clauses 19.16 to 19.19 of the Programme Agreement apply to this Agreement.

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:



Michael T. Jordan
Assistant Treasurer



Keng Sim
Senior Counsel

Address   6 ADB Avenue
                 Mandaluyong City
                 1550 Metro Manila
                 Philippines

Telephone   +632 632 4478

E-mail   TDFD_Documentation@adb.org

Attention   Assistant Treasurer, Funding Division,
                 Treasury Department

SIGNED for **ANZ Bank New Zealand Limited** under power of attorney in the presence of:

_____
Signature of witness

Lisa Boaden
Name of witness

Bank worker
Witness occupation

Auckland.
Place of residence


_____
Signature of attorney

DEAN SPICER
Name of attorney

1/10/11
Date of power of attorney

Address	Level 10, ANZ Centre 171 Featherston Street Wellington 6011, New Zealand
Telephone	+64 4 381 9884
E-mail	dean.spicer@anz.com
Attention	Head of Debt Capital Markets

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I, **Dean Spicer** of Wellington New Zealand, currently holding the position of Head of Capital Markets, Institutional NZ, ANZ Bank New Zealand Limited (**ANZ**), certify –

1. That by deed dated 1 October 2011, ANZ appointed the Head of Capital Markets, Institutional NZ as its attorney; and

2. That I have not received notice of any event revoking the power of attorney granted to the Head of Capital Markets, Institutional NZ.



....

Signed this 23 day of August 2019

Amendment Agreement

relating to

the Programme Agreement dated 27 January 2010 relating to the Asian Development Bank N.Z.$5,000,000,000 Domestic Medium Term Note Programme

Asian Development Bank

Issuer

and

ANZ Bank New Zealand Limited and Royal Bank of Canada

each, an Arranger

Date 5 March 2018

BELL GULLY

WELLINGTON 171 FEATHERSTON STREET
P O BOX 1291, WELLINGTON 6140, DX SX11164, NEW ZEALAND
TEL 64 4 915 6800 FAX 64 4 915 6810

Contents

DOC REF 22303581

Agreement of Amendment the Programme Agreement dated 27 January 2010 relating to the Asian Development Bank N.Z.$5,000,000,000 Domestic Medium   i
Term Note Programme

This **Amendment Agreement** is made on 5 March 2018

between   (1)   **Asian Development Bank (Issuer)**

and   (2)   **ANZ Bank New Zealand Limited and Royal Bank of Canada** (each, an **Arranger**)

Introduction

A.   The Issuer and the Arrangers are parties to the Programme Agreement.

B.   The Issuer and the Arrangers have agreed to amend the Programme Agreement on the terms set out in this Agreement.

It is agreed

1.   Interpretation

1.1   Adoption of Programme Agreement terms

Unless the context otherwise requires, terms defined or construed in the Programme Agreement have the same definition or construction when used in this Agreement.

1.2   Definitions

In this Agreement, unless the context otherwise requires:

Programme Agreement means the document entitled "Programme Agreement relating to Asian Development Bank N.Z.$5,000,000,000 Domestic Medium Term Note Programme" dated 27 January 2010 between the Issuer and the Arrangers.

Headings and the table of contents are to be ignored in construing this Agreement.

2.   Amendment

With effect from the date of this Agreement:

(a)   clause 3.2(f)(i)(B) of the Programme Agreement is deleted and replaced with a new clause 3.2(f)(i)(B) as follows:

> "the creation, issue, sale and delivery of such Notes have been duly authorised; and when such Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement, such Notes will constitute valid and legally binding obligations of the Issuer; and"

(b)   references in the Programme Agreement to "this Agreement" shall be references to the Programme Agreement as amended by this Agreement.

3. Miscellaneous

3.1 Confirmation

Other than as amended by this Agreement, the Programme Agreement remains in full force and effect.

3.2 Counterparts

This Agreement may be signed in any number of counterparts all of which, when taken together, will constitute one and the same instrument. A party may enter into this Agreement by executing any counterpart.

3.3 Governing law

This Agreement is governed by and is to be construed in accordance with New Zealand law.

Execution

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:



Maria A. Lomotan
Assistant Treasurer

Address   6 ADB Avenue
                 Mandaluyong City
                 1550 Metro Manila
                 Philippines

Telephone   +632 632 4444

E-mail   TDFD_Documentation@adb.org

Attention   Assistant Treasurer, Funding Division,
                 Treasury Department



Ken Sim
Senior Counsel

SIGNED for **ANZ Bank New Zealand Limited** under power of attorney in the presence of:

Signature of witness

David Charles Weaver
Name of witness

Solicitor
Witness occupation

Auckland
Place of residence

Signature of attorney

Kate Mary Gunthorp
Name of attorney

30 May 2017
Date of power of attorney

Address	Level 10, ANZ Centre
	171 Featherston Street
	Wellington 6011, New Zealand
Telephone	+64 4 381 9884
E-mail	dean.spicer@anz.com
Attention	Head of Debt Capital Markets

Signed on behalf of
Royal Bank of Canada
by its attorneys:



_____
Signature of attorney

Gerard Perfignon
Name of attorney

_____
Signature of attorney

Dominic Hudson
Name of attorney



In the presence of:

_____
Witness signature

DANIEL CHANDLER
Print name

DIRECTOR - DEBT CAPITAL MARKETS
Occupation

LEVEL 47, 2 PARK STREET, SYDNEY
Address

Address	Level 46, 2 Park Street Sydney NSW 2000 Australia
Telephone	+612 9033 3000
Facsimile	+612 9264 2855
Attention	Head of Debt Capital Markets

CERTIFICATE OF NON-REVOCATION OF
POWER OF ATTORNEY

I, Kate Mary Gunthorp of Auckland, New Zealand, currently holding the position of Associate Director, Loans & Markets Execution (formerly known as "Capital Markets & Loan Execution"), Institutional New Zealand, ANZ Bank New Zealand Limited (**ANZ**), certify –

1. That by deed dated 30 May 2017, ANZ appointed the Associate Director, Capital Markets & Loan Execution, Institutional New Zealand as its attorney; and

2. That I have not received notice of any event revoking the power of attorney granted to Associate Director, Capital Markets & Loan Execution, Institutional New Zealand.



Signed this 5 day of March 2018